SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A. CNPJ/MF No. 01.545.826/0001-07 NIRE 35.300.147.952 Publicly-Held Company	CONSTRUTORA TENDA S.A. CNPJ/MF No. 71.476.527/0001-75 NIRE 35.300.348.206 Publicly-Held Company

MATERIAL FACT

GAFISA S.A. (Bovespa, GFSA3) (“Gafisa” or “Company”) hereby discloses to its shareholders and the market that, it has completed on this date the sale of a majority stake in Alphaville Urbanismo S.A. (“Alphaville”) to Private Equity AE Investimentos e Participações (“Fundo AE”), a company controlled by Pátria Investimentos Ltda. and Blackstone Real Estate Advisor L.P., which was announced on June 7, 2013. All precedent conditions were met including governmental approval, to the completion of the transaction. The transaction was concluded with a sale of 50% stake by Gafisa and 20% stake by Construtora Tenda S.A. (“Tenda”), with Gafisa retaining the remaining 30% of Alphaville capital stock.

The proceeds from the transaction, post adjustments agreed to in the Share and Purchase Agreement, are R$1.54 billion, consisting of R$1.25 billion from Fundo AE for the acquisition of Alphaville shares, and an R$290 million dividend distribution by Alphaville. The expected profit on the transaction, net of taxes and transaction costs, is approximately R$458.6 million. The transaction will result in Gafisa’s 3Q13 leverage ratio (Net Debt / Equity) declining to 48%, based on pro-forma data for that period.

Gafisa will immediately initiate a plan to improve its capital structure as the following guidelines:

i)                    Payment of debts: At least R$700 million will be used to amortize corporate debt maturing in the next 12 months. Besides, this improvement in the Company’s liquidity position will allow for the optimization of Gafisa’s financial profile, with a reduction in financial expenses and an extension of the average maturity of debt;

ii)                  Payment of remuneration to shareholders: The Company estimates that around R$100 million will be used to pay interest on equity and/or dividends;

iii)                Repurchase of shares program: Additionally, the Board of Director of Tenda approved on this date, as per the material fact disclosed in accordance to the provisions of CVM Instruction No. 10/80, the creation of repurchase of shares program comprising a maximum of 32,938,554 common shares of Gafisa. The main purpose of the program is to purchase shares of Gafisa applying, in an effective manner, the resources available in Tenda, with a profitability expectation in medium and long term. The purchase of Gafisa’s share by Tenda in the repurchase of shares program has its execution conditioned to the maintenance of Gafisa’s Consolidated Net Debt to Equity in a level equal or lower than 60%

São Paulo, December 9, 2013

Gafisa S.A. André Bergstein Investor Relations Officer	Construtora Tenda S.A. Rodrigo Osmo Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 9, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer